

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Meagan LeGear
Deputy General Counsel
Groupon, Inc.
600 West Chicago Avenue
Suite 400
Chicago, Illinois 60654

      Re: Groupon, Inc.
          Registration Statement on Form S-3
          Filed July 31, 2023
          File No. 333-273533

Dear Meagan LeGear:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at (202) 551-6022 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Trade & Services

cc: Keerthika M. Subramanian